Exhibit 20

FOR IMMEDIATE RELEASE

Marine Products Corporation Reports Stock Buyback

ATLANTA, April 10, 2003 — Marine Products Corporation (Amex: MPX - News) today reported that during its fiscal quarter ended March 31, 2003 it had purchased for cash on the open market, and retired, a total of 101,990 shares of its $0.10 par value common stock.  The stock buyback program authorizes the repurchase of up to one million shares.

Marine Products Corporation (AMEX: MPX) designs, manufactures and distributes premium-branded Chaparral sterndrive pleasure boats and Robalo outboard offshore fishing boats, and continues to diversify its product line through product innovation and strategic acquisition.  With premium brands and a solid capital structure, Marine Products Corporation is prepared to capitalize on opportunities to increase its market share and to generate superior financial performance to build long-term shareholder value.  For more information on Marine Products Corporation visit www.marineproductscorp.com.

For information contact:
BEN M. PALMER	JIM LANDERS
Chief Financial Officer	Corporate Finance
404.321.7910	404.321.2162
irdept@marineproductscorp.com